Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Year Ended December 31, 2016

CALGARY, Feb. 27, 2017 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to report operating and audited financial results for the year ended December 31, 2016.

The audited financial statements and management discussion and analysis for the three months and year ended December 31, 2016, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

HIGHLIGHTS

•	Vermilion's 2016 annual production volumes increased by 16%, or 10% on a per-share-basis, to 63,526 boe/d, above the upper-end of our guidance range of 62,500-63,500 boe/d. This annual production performance was achieved while reducing exploration and development ("E&D") capital spending by 50% as compared to 2015. Production volumes for Q4 2016 decreased by 4% as compared to the prior quarter, due to natural declines, timing of capital projects and actively managed production in Canada, Netherlands and Australia.
•	Fund flows from operations in 2016 were $510.8 million ($4.41/basic share(1)) as compared to $516.2 million ($4.71/basic share) in 2015. Fund flows were negatively impacted by weaker commodity prices in 2016 but were largely offset by higher production. Q4 2016 fund flows from operations of $149.6 million ($1.27/basic share) increased 6% from $141.0 million ($1.21/basic share) in Q3 2016 as a result of higher commodity prices, partially offset by lower sales volumes.
•	E&D capital expenditures totaled $242.4 million in 2016, slightly above our guidance of $240 million.
•	On a per-unit basis, annual operating and administrative ("G&A") expenses decreased by 16% and 15% respectively, year-over-year. Profitability Enhancement Plan ("PEP") initiatives continue to deliver cost savings across our business units. Full-year PEP savings related to capital, operating and G&A expenditures exceeded $70 million in 2016.
•	Total proved ("1P") reserves increased 9% to 175.8(2) mmboe in 2016, while total proved plus probable ("2P") reserves increased 11% to 290.1(2) mmboe. This represents year-over-year 1P and 2P per share reserves growth of 4% and 5%, respectively.
•	Finding and Development ("F&D")(3) and Finding, Development and Acquisition ("FD&A")(3) costs, including Future Development Capital ("FDC")(3) for 2016 on a 2P basis decreased 38% to $5.57/boe and 34% to $6.62/boe, respectively. Our three-year F&D and FD&A costs, including FDC, on a 2P basis were $10.76/boe and $14.22/boe, respectively.
•	Operating recycle ratio(4) (including FDC) increased to 4.9x in 2016, compared to 3.6x in 2015, as lower F&D costs more than offset the effect of lower commodity prices on netbacks.
•	Our independent GLJ 2016 Resource Assessment(5) indicates risked low, best, and high estimates for contingent resources in the Development Pending category of 120.4(5) mmboe, 198.5(5) mmboe, and 309.4(5) mmboe, representing increases of 27%, 24% and 21%, respectively, compared to our GLJ 2015 Resource Assessment(6). The GLJ 2016 Resource Assessment also indicates risked low, best, and high estimates for contingent resources in the Development Unclarified category of 9.9(5) mmboe, 19.5(5) mmboe, and 28.7(5) mmboe. Over 90% of our risked contingent resources reside in the Development Pending category, reflecting the high quality nature of our contingent resource base. Prospective resources were assessed at risked low, best and high estimates of 45.2(5) mmboe, 89.5(5) mmboe, and 147.9(5) mmboe.
•	In France, we successfully executed our four-well Champotran drilling program and commenced drilling of a horizontal sidetrack well in the Vulaines field during Q4 2016, with completion and tie-in activities planned for Q1 2017. This is our fourth successive drilling campaign at Champotran since 2013.
•	On December 19, 2016, Vermilion closed the acquisition of operated and non-operated interests in five oil and three gas producing fields from Engie E&P Deutschland GmbH, for total consideration of €32.5 million ($45.6 million), net of acquired product inventory and after closing adjustments. Vermilion has assumed operatorship of six of the eight producing fields, representing our first operated producing properties in Germany. The acquisition advances our objective of developing a material business unit in the country, and is complementary to the assets in our existing European portfolio.
•	In the Netherlands, we completed the Langezwaag-3 well (42% working interest) in Q4 2016 and brought it on production at a restricted rate of 7.5 mmcf/d. During Q4 2016, we also acquired an incremental 30% working interest in the Drenthe VI production license for $28.3 million. This acquisition adds 30,000 net acres of land, including 26,000 net acres of undeveloped land and a 30% after payout interest in one well.
•	Production from Corrib averaged 62.9 mmcf/d (10,486 boe/d), net to Vermilion, in Q4 2016, representing 97% of rated plant capacity. All six wells are available for production and demonstrating lower downtime with better-than-expected well deliverability.
•	Vermilion entered into a farm-in agreement in Slovakia with NAFTA, Slovakia's dominant exploration and production company. The farm-in agreement grants Vermilion a 50% working interest to jointly explore 183,000 acres on an existing license. The Slovakia farm-in offers access to a promising land position through modest seismic and well commitments over a five-year primary agreement term.
•	During Q4 2016, we began prorating the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan by 25%, and announced a further 25% proration starting with the January 2017 dividend payment. We plan to increase the proration factor by a further 25% beginning with the April 2017 dividend payment, so that eligible shareholders who have elected to participate in the Premium DividendTM Component will receive a 1.5% premium on 25% of their participating shares, and the regular cash dividend on the remaining 75% of their shares. Subject to unexpected changes in the commodity price outlook, we plan to discontinue the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan beginning with the July 2017 dividend payment, such that there would be no further equity issuance under this program. We also reduced the discount associated with the traditional component of our Premium DividendTM and Dividend Reinvestment Plan from 3% to 2% beginning with the January 2017 dividend.
•	Vermilion continued to be recognized for its environmental, social and governance ("ESG") initiatives in 2016. Vermilion was one of only five oil and gas companies in the world, and the only energy company in North America, to be awarded a position on CDP's Climate "A" List. We were also ranked 9th by Corporate Knights on the Future 40 Responsible Leaders in Canada list, the highest rated oil and gas company on the list of sustainable performers. For more information on our ESG initiatives and performance, please see our Sustainability Report at: http://sustainability.vermilionenergy.com

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.
(2)	Estimated proved and proved plus probable reserves attributable to the assets as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated February 1, 2017 with an effective date of December 31, 2016 (the "2016 GLJ Reserves Evaluation")
(3)	F&D (finding and development) and FD&A (finding, development and acquisition) costs are used as a measure of capital efficiency and are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted future development capital ("FDC"), by the change in the reserves, incorporating revisions and production, for the same period.
(4)	Operating Recycle Ratio is a measure of capital efficiency calculated by dividing the Operating Netback by the cost of adding reserves (F&D cost). Operating Netback is calculated as sales less royalties, operating expense, transportation costs, PRRT and realized hedging gains and losses presented on a per unit basis.
(5)	Vermilion retained GLJ to conduct an independent resource evaluation dated February 1, 2017 to assess contingent and prospective resources across all of the Company's key operating regions with an effective date of December 31, 2016 (the "GLJ 2016 Resource Assessment"). The aggregate associated chance of development for each of the low, best and high estimate for contingent resources in the Development Pending category are 84%, 83% and 82%, respectively. The aggregate associated chance of commerciality for each of the low, best and high estimate for prospective resources in the Prospect category are 25%, 26% and 26%, respectively. There is uncertainty that it will be commercially viable to produce any portion of the resources.
(6)	Vermilion retained GLJ to conduct an independent resource evaluation dated February 8, 2016 to assess contingent resources across all of the Company's key operating regions with an effective date of December 31, 2015 (the "GLJ 2015 Resource Assessment"). The aggregate associated chance of development for each of the low, best and high estimate for contingent resources in the Development Pending category are 83%, 82% and 81%, respectively. There is uncertainty that it will be commercially viable to produce any portion of the resources.
TM	Denotes trademark of Canaccord Genuity Capital Corporation

HIGHLIGHTS

	Three Months Ended			Year Ended
($M except as indicated)	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
Financial	2016	2016	2015	2016	2015
Petroleum and natural gas sales	259,891	232,660	234,319	882,791	939,586
Fund flows from operations	149,582	140,974	136,441	510,791	516,167
Fund flows from operations ($/basic share) (1)	1.27	1.21	1.22	4.41	4.71
Fund flows from operations ($/diluted share) (1)	1.25	1.19	1.21	4.36	4.65
Net loss	(4,032)	(14,475)	(142,080)	(160,051)	(217,302)
Net loss ($/basic share)	(0.03)	(0.12)	(1.28)	(1.38)	(1.98)
Capital expenditures	66,882	41,039	128,996	242,408	486,861
Acquisitions	78,713	10,391	6,227	98,524	28,897
Asset retirement obligations settled	3,327	2,066	4,921	9,617	11,369
Cash dividends ($/share)	0.645	0.645	0.645	2.580	2.580
Dividends declared	76,096	75,465	71,965	299,070	283,575
% of fund flows from operations	51%	54%	53%	59%	55%
Net dividends (1)	32,516	24,553	25,201	106,072	128,542
% of fund flows from operations	22%	17%	18%	21%	25%
Payout (1)	102,725	67,658	159,118	358,097	626,772
% of fund flows from operations	69%	48%	117%	70%	121%
Net debt	1,427,148	1,343,923	1,381,951	1,427,148	1,381,951
Ratio of net debt to annualized fund flows from operations	2.4	2.4	2.5	2.8	2.7
Operational
Production
Crude oil and condensate (bbls/d)	25,972	27,842	31,304	27,852	30,408
NGLs (bbls/d)	2,467	2,478	2,739	2,582	2,308
Natural gas (mmcf/d)	194.54	199.66	162.09	198.55	133.24
Total (boe/d)	60,863	63,596	61,058	63,526	54,922
Average realized prices
Crude oil, condensate and NGLs ($/bbl)	60.58	53.24	51.64	51.73	58.80
Natural gas ($/mcf)	5.47	3.98	4.55	4.18	4.98
Production mix (% of production)
% priced with reference to WTI	18%	19%	22%	19%	25%
% priced with reference to AECO	20%	20%	24%	22%	22%
% priced with reference to TTF and NBP	33%	32%	20%	30%	19%
% priced with reference to Dated Brent	29%	29%	34%	29%	34%
Netbacks ($/boe)
Operating netback(1)	31.11	27.88	28.44	27.06	32.09
Fund flows from operations netback	26.43	23.25	23.91	21.91	25.86
Operating expenses	10.54	9.05	11.50	9.53	11.32
Average reference prices
WTI (US $/bbl)	49.29	44.94	42.18	43.32	48.80
Edmonton Sweet index (US $/bbl)	46.18	42.06	39.72	40.11	44.91
Dated Brent (US $/bbl)	49.46	45.85	43.69	43.69	52.46
AECO ($/mmbtu)	3.09	2.32	2.46	2.16	2.69
NBP ($/mmbtu)	7.51	5.29	7.41	6.15	8.33
TTF ($/mmbtu)	7.21	5.43	7.28	6.00	8.23
Average foreign currency exchange rates
CDN $/US $	1.33	1.31	1.34	1.33	1.28
CDN $/Euro	1.44	1.46	1.46	1.47	1.42
Share information ('000s)
Shares outstanding - basic	118,263	117,386	111,991	118,263	111,991
Shares outstanding - diluted (1)	121,353	120,183	115,025	121,353	115,025
Weighted average shares outstanding - basic	117,840	116,814	111,393	115,695	109,642
Weighted average shares outstanding - diluted (1)	119,677	118,177	112,543	117,152	111,051

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "NON-GAAP FINANCIAL MEASURES" section of Management's Discussion and Analysis.

MESSAGE TO SHAREHOLDERS

The past three years have been a challenging time for the oil and gas industry, with oil and gas prices both hitting multi-year lows in 2016.  As a result, we took a very cautious approach last year, adjusting our capital program on several occasions to ensure that capital expenditures and cash dividends were fully funded by fund flows from operations.  We achieved this while maintaining our dividend, and also delivered strong production and 2P reserves(1) growth of 16% (10% on a per share basis) and 11% (5% on a per share basis), respectively.  We delivered these results while investing half the amount of capital compared to the prior year, and approximately one-third of the amount from two years ago.  We believe that this successful adaptation to a "lower-for-longer" world illustrates both the quality of our asset base and the competence of our personnel.  Our diversified asset base and global commodity exposure are two risk-reducing qualities that set Vermilion apart from many of our peers during the downturn.

Vermilion has always been disciplined in the management of its balance sheet, typically operating with leverage ratios below the industry average.  We entered the commodity price downturn in a position of relative financial strength, and proactively took a number of actions in 2015 and 2016 to preserve our balance sheet.  In 2016, our payout ratio for E&D capital and cash dividends was 70% of fund flows from operations.  We have designed our 2017 and 2018 capital programs to provide for continued self-funded growth.  At the current commodity strip price, we expect fund flows from operations to exceed the combined cost of E&D expenditures and cash dividends.  In line with our conservative approach to managing our balance sheet, we have the flexibility to direct the resulting surplus cash to further debt reduction.

In early 2015 we amended our existing Dividend Reinvestment Plan ("DRIP") to include a Premium Dividend™ Component.  The Premium Dividend™ Component expanded our access to the lowest cost source of equity capital available during a period of commodity price weakness and uncertainty.  During Q4 2016, we began prorating the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan by 25%, and announced a further 25% proration starting with the January 2017 dividend payment.  We plan to increase the proration factor by a further 25% beginning with the April 2017 dividend payment, so that eligible shareholders who have elected to participate in the Premium DividendTM Component will receive the 1.5% premium on 25% of their participating shares and the regular cash dividend on the remaining 75% of their shares.  Subject to unexpected changes in the commodity price outlook, we plan to discontinue the Premium DividendTM Component beginning with the July 2017 dividend payment, such that there would be no further equity issuance under this program.  We also reduced the discount associated with the traditional component of our Premium DividendTM and Dividend Reinvestment Plan from 3% to 2% beginning with the January 2017 payment.  Our strategy aims to deliver consistent growth-and-income to our shareholders. These measures will reduce dilution, ensuring that value from future growth in production and cash flow more efficiently flows to our owners on a per-share-basis.

On a per unit basis, annual operating and G&A expenses decreased by 16% and 15% respectively, year-over-year, and are down 27% and 29% respectively over the past five years.  Since implementing our Profitability Enhancement Plan ("PEP") in November 2014, we have realized over $160 million in cost savings across our business, including over $70 million achieved in 2016.  It is our intent to embed these PEP cost reductions in our ongoing operations.  As a result, we are discontinuing our formal PEP tracking, but will continue to identify new cost saving initiatives as part of our everyday business.

As a result of these ongoing cost reductions and capital efficiency improvements, we have been able to significantly reduce our planned capital investment program over the past several years while still growing production. The diversity of our asset base and commodity price exposures allows us to select and fund projects that will generate the highest return in a given commodity environment.  These cost and capital efficiency improvements, combined with our expanding drilling inventory, provides greater visibility to growing our free cash flow(2) (FFO less E&D Capital).  Based on current commodity strip prices, we project our 2017 and 2018 free cash flow(2) levels to be nearly three-to-four-times what they were during the 2012-to-2014 timeframe, when commodity prices were much higher.  We are now in a stronger position than we have ever been before, with a deep inventory of high return projects to underpin our self-funded growth-and-income model over the long-term.

2016 Review

We delivered 16% year-over-year production growth in 2016, above the upper-end of our guidance range of 62,500-63,500 boe/d.  This production performance was achieved while reducing our E&D capital program by 50% as compared to 2015.  In addition, despite the commodity price weakness seen in 2016, we continued to deliver strong performance across all segments of our business.

Our latest independent reserve and resource evaluations illustrate the strong organic inventory in each of our business units.  Total 1P reserves increased 9% to 175.8(1) mmboe in 2016, while total 2P reserves increased 11% to 290.1(1) mmboe.  This represents year-over-year 1P and 2P per share reserves growth of 4% and 5%, respectively.  Operating recycle ratio(3) (including FDC) increased to 4.9x in 2016, compared to 3.6x in 2015 and 3.2x in 2014.  Despite a further deterioration in commodity prices, these increases in reserves and recycle ratio further demonstrate the improvement of our project inventory and execution over the past few years.

In addition to growing our reserve base, we also focus on activities that will expand our resource base to support our longer-term growth profile in production and reserves.  Our independent GLJ 2016 Resource Assessment(4) indicates risked low, best, and high estimates for contingent resources in the Development Pending category of 120.4(4) mmboe, 198.5(4) mmboe, and 309.4(4) mmboe, representing increases of 27%, 24% and 21%, respectively, compared to our GLJ 2015 Resource Assessment(5).  The GLJ 2016 Resource Assessment also indicates risked low, best, and high estimates for contingent resources in the Development Unclarified category of 9.9(4) mmboe, 19.5(4) mmboe, and 28.7(4) mmboe.  Over 90% of our risked contingent resources reside in the Development Pending category, reflecting the high quality nature of our contingent resource base.  Prospective resources were assessed at risked low, best and high estimates of 45.2(4) mmboe, 89.5(4) mmboe, and 147.9(4) mmboe.

Europe

Production from Corrib averaged 62.9 mmcf/d (10,486 boe/d), net to Vermilion, in Q4 2016, representing 97% of rated plant capacity.  All six wells are now available for production.  The Corrib project has demonstrated lower-than-expected downtime and better-than-expected well deliverability thus far.  Going forward, we expect Corrib to be a significant source of fund flows for Vermilion, stemming from its relatively high-priced gas product, absence of royalties, low operating expense, low maintenance capital requirements, and lack of cash income tax for the foreseeable future.

In France, we completed a four (4.0 net) well drilling program at Champotran and commenced drilling of a horizontal sidetrack well in the Vulaines field during Q4 2016, with completion and tie-in activities planned for the latter part of Q1 2017.  This was our fourth successive drilling campaign at Champotran since 2013.   In 2017, in addition to continuing our workover and optimization activities in France, we plan to drill our first four (4.0 net) wells in the Neocomian fields in the Paris Basin. After acquiring the Neocomian fields in 2012, we have increased production by approximately 50% through workovers and artificial lift optimizations.

In the Netherlands, we drilled two (0.9 net) wells in 2016.  The Langezwaag-3 well (42% working interest) was completed and brought on production during Q4 2016 at a restricted rate of 7.5 mmcf/d.  The Andel-6ST well (45% working interest) encountered a gas column of inadequate reservoir quality to justify completion.  The Andel-6ST well is suspended while we evaluate the potential for another sidetrack to a location where higher quality gas zones may be encountered.  During Q4 2016, we also acquired an incremental 30% working interest in the Drenthe VI production license for $28.3 million.  This acquisition further consolidates our interest in the Drenthe VI production license, adding 30,000 net acres of land, including 26,000 net acres of undeveloped land and a 30% after payout interest in one well.  In 2017, we plan to drill two (1.0 net) exploration wells and acquire 230 square kilometres of 3D seismic, representing a 50% increase in E&D capital investment compared to 2016.

On December 19, 2016, Vermilion closed the acquisition of operated and non-operated interests in five crude oil and three natural gas producing fields from Engie E&P Deutschland GmbH, for total consideration of €32.5 million ($45.6 million), net of acquired product inventory and after closing adjustments.  The closing price was higher than the €28.3 million ($39.6 million) we estimated on December 19, 2016, primarily due to capital costs for a compression project that was installed before closing.  Vermilion has assumed operatorship of six of the eight producing fields, representing our first operated producing properties in Germany.  The acquisition advances our objective of developing a material business unit in the country, and is complementary to the assets in our existing European portfolio.

A portion of our 2017 capital program in Germany will be directed to investment in optimizations and other well work on the acquired Engie assets.  In addition, further bolstering our operating presence in Germany, we have assumed the drilling operatorship for the Burgmoor Z5 well (25% working interest) in our Dümmersee-Uchte producing concession, which is expected to be drilled in 2018.  Lastly, we will continue to advance our permitting, studies and other activities associated with the farm-in agreement we signed in mid-2015.

Vermilion added to its position in central and eastern Europe during Q4 2016 through a farm-in agreement in Slovakia with NAFTA, Slovakia's dominant exploration and production company.  The farm-in agreement grants Vermilion a 50% working interest to jointly explore 183,000 acres on an existing license.  The Slovakia farm-in offers access to a promising land position through modest seismic and well commitments over a five-year primary agreement term.

North America

During 2016, we drilled or participated in two (0.2 net) Cardium wells, 20 (12.0 net) Mannville wells, and seven (5.5 net) Midale wells.  Our 2016 capital activities in Canada were focused on operated expiry wells and capital commitments on non-operated wells.  Our Canadian assets provide significant flexibility to ramp activity levels up or down, with a diversified project inventory that provides exposure to oil, condensate and natural gas opportunities.  Reflecting high project rates-of-return at current commodity prices, we are increasing our planned capital activity in Canada in 2017, targeting oil- and liquids-weighted projects.  We plan to drill or participate in nine (6.0 net) Cardium wells, drill 23 (15.0 net) Mannville new wells and tie-in six (5.0 net) wells drilled in 2016, and drill 13 (11.3 net) new Midale wells and tie-in the four operated Midale wells we drilled in 2016.

In the United States, we continued development of the light oil Turner Sand in the Powder River Basin of Wyoming.  In 2016, we completed two (2.0 net) wells drilled in 2015, and completed the Seedy Draw East Federal well drilled late in the year.  In the Seedy Draw East Federal well, we drilled an approximately 1,400 metre horizontal lateral, and fracture stimulated 23 out of 32 planned frac stages before screening out.  We plan to clean sand out of this well and put it on production during Q1 2017, leaving the remaining nine stages for potential stimulation at a later date.  During 2017, we plan to drill and complete three (3.0 net) additional Turner Sand wells.  Subsequent to year-end 2016, we purchased overriding royalty interests on our lands (ranging from 0.83% to 5%) for US$1.5 million, further consolidating our position in this play.

Australia

In Q2 2016, we drilled two horizontal sidetrack wells from our Wandoo B platform.  Under restricted drawdown, these wells exhibit continued strong productive capability of a combined rate of approximately 4,300 bbls/d.  The new sidetrack wells are produced intermittently to manage production levels and meet oil sales contract commitments.  Given the strong results from our 2015 and 2016 drilling programs, we do not expect to drill additional wells in Australia until 2019.

Environmental, Social & Governance

During 2016, we were named to the CDP Climate "A" List, which recognizes companies for their actions in mitigating climate change.   We were one of only five oil and gas companies in the world, and the only energy company in North America, to be awarded this distinction.  CDP (formerly Carbon Disclosure Project), is a global, not-for-profit organization that manages the world's only global environmental disclosure system.  Vermilion was the leading energy company on the Canadian Climate Disclosure Leadership Index (CLDI) for 2015, and the first Canadian energy company to achieve the top score of 100.  To be named to the CDLI, a company must have a disclosure score within the top 10% of surveyed companies.  We have voluntarily reported to CDP since 2012.  We believe that by measuring and understanding our current environmental profile, we can direct our business strategy to operate in an even more environmentally and socially sustainable manner in the future.

During 2016, we were ranked 9th by Corporate Knights on the Future 40 Responsible Corporate Leaders in Canada list (the highest ranking for an oil and gas company, and our second consecutive year of improved rankings).  Between 2013 and 2016, Vermilion's MSCI ESG (environment, social and governance) rating increased from BB to BBB, and our score on MSCI's Governance Metrics Report ranks Vermilion in the 90th percentile globally. These recognitions reflect our continued focus on achieving robust shareholder returns combined with environmental, social and governance performance.

We released our third annual Sustainability Report in 2016 which details our efforts to generate environmental, social, and economic benefits for all stakeholders.  The report describes our approach to sustainability in our operations, and details our progress and challenges in this regard.  We are committed to providing increasingly complete information and objective assessment of our performance in this area on an annual basis.  We firmly believe in the importance of measuring and understanding our current environmental impact.  Furthermore, we believe the integration of sustainability principles into our business strategy increases shareholder returns and reduces long-term risks to our business model.  Our 2016 Sustainability Report is available on our corporate website at www.vermilionenergy.com/sustainability.

Vermilion ranked third within the oil and gas sector, and among the top quartile of companies in the S&P/TSX Composite Index in the Globe and Mail Board Games.  Additionally, Vermilion was listed in the 2016 Best Practices report by the Canadian Coalition for Good Governance for our Proxy Circular disclosure on director and board independence, and benefits and perquisites, demonstrating our best-in-class governance disclosure.

Since 2010, we have been recognized by the Great Place to Work® Institute as one of the Top 30 Best Workplaces in Canada and France.  We were also recognized in 2016 as a Top 20 Best Workplace in the Netherlands, and a Top 5 Best Workplace in the Berlin-Brandenburg region of Germany.  These rankings demonstrate our strong corporate culture and highly engaged staff.

Outlook

Prior to the end of 2016, we announced a $295 million E&D capital budget for 2017 with associated production guidance of 69,000 to 70,000 boe/d.  Our budget funds development of high-return projects including our condensate-rich Mannville play in Canada, continued drilling in France, favorably-priced European natural gas projects in the Netherlands, and our emerging Turner Sands play in the United States.  Due to permitting delays on certain projects in the Netherlands, we have reallocated modest amounts of capital from the Netherlands to Canada, with no impact on our 2017 corporate capital or production guidance.  Please refer to our March 2017 corporate presentation for the new capital levels by business unit.

We also previously announced preliminary 2018 targets, with anticipated E&D capital of $335 million and production of 75,000 to 76,000 boe/d.  Production at the top end of these ranges for 2017 and 2018 would deliver per share growth of approximately 6% for each year.  In recognition of the addition of our new Slovakian project to our capital project portfolio, we are increasing our 2018 capital investment target by $5 million to $340 million.

(1)	Estimated proved and proved plus probable reserves attributable to the assets as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated February 1, 2017 with an effective date of December 31, 2016 (the "2016 GLJ Reserves Evaluation")
(2)	The above discussion includes non-GAAP measures which may not be comparable to other companies. Please see the "NON-GAAP FINANCIAL MEASURES" section of Management's Discussion and Analysis.
(3)	Operating Recycle Ratio is a measure of capital efficiency calculated by dividing the Operating Netback by the cost of adding reserves (F&D cost). Operating Netback is calculated as sales less royalties, operating expense, transportation costs, PRRT and realized hedging gains and losses presented on a per unit basis.
(4)	Vermilion retained GLJ to conduct an independent resource evaluation dated February 1, 2017 to assess contingent and prospective resources across all of the Company's key operating regions with an effective date of December 31, 2016 (the "GLJ 2016 Resource Assessment"). The aggregate associated chance of development for each of the low, best and high estimate for contingent resources in the Development Pending category are 84%, 83% and 82%, respectively. The aggregate associated chance of commerciality for each of the low, best and high estimate for prospective resources in the Prospect category are 25%, 26% and 26%, respectively. There is uncertainty that it will be commercially viable to produce any portion of the resources.
(5)	Vermilion retained GLJ to conduct an independent resource evaluation dated February 8, 2016 to assess contingent resources across all of the Company's key operating regions with an effective date of December 31, 2015 (the "GLJ 2015 Resource Assessment"). The aggregate associated chance of development for each of the low, best and high estimate for contingent resources in the Development Pending category are 83%, 82% and 81%, respectively. There is uncertainty that it will be commercially viable to produce any portion of the resources.
TM	Denotes trademark of Canaccord Genuity Capital Corporation

2016 REVIEW AND 2017 GUIDANCE

On November 9, 2015, we announced preliminary 2016 capital expenditure guidance of $350 million and production guidance of between 63,000-65,000 boe/d.  On January 5, 2016, in response to the continued weakness in commodity prices we reduced our 2016 capital expenditure guidance to $285 million with corresponding production guidance of 62,500-63,500 boe/d.  On February 29, 2016, we further revised our 2016 capital expenditure guidance to $235 million as a result of continued commodity price deterioration.  We maintained our production guidance of 62,500-63,500 boe/d.  The February 29, 2016 reduction primarily reflected lower expected non-operated drilling activity in Canada, fewer workovers in France, and a deferral of our Netherlands pipeline twinning program.  On August 8, 2016, we modestly increased our 2016 capital expenditure guidance to $240 million with the reinstatement of a four-well drilling program in the Champotran field in France and added drilling activity in Canada, partially offset by capital cost savings achieved to date.  Actual 2016 capital spending of $242.4 million was within 1% of our guidance and 2016 production of 63,526 boe/d modestly exceeded the top end of our guidance range.

On October 31, 2016, we released our 2017 capital expenditure guidance of $295 million and associated production guidance of between 69,000-70,000 boe/d.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2016 Guidance
2016 Guidance	November 9, 2015	350	63,000 to 65,000
2016 Guidance	January 5, 2016	285	62,500 to 63,500
2016 Guidance	February 29, 2016	235	62,500 to 63,500
2016 Guidance	August 8, 2016	240	62,500 to 63,500
2017 Guidance
2017 Guidance	October 31, 2016	295	69,000 to 70,000

Conference Call and Audio Webcast Details

Vermilion will discuss these results in a conference call to be held on Monday, February 27, 2017 at 9:00 AM MST (11:00 AM EST).  To participate, you may call 1-888-231-8191 (Canada and US Toll Free) or 1-647-427-7450 (International and Toronto Area).  The conference call will also be available on replay by calling 1-855-859-2056 using conference ID number 57763801.  The replay will be available until midnight eastern time on March 10, 2017.

You may also listen to the audio webcast by clicking http://event.on24.com/r.htm?e=1352942&s=1&k=773445F3555DFE9ED4F35C5E42104642  or visit Vermilion's website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model targets annual organic production growth, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and oil drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate "A" List performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Management and directors of Vermilion hold approximately 5% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

(1) Fund flows from operations is a financial measure that does not have a standardized meaning prescribed by International Financial Reporting Standards (IFRS).  Fund flows from operations is a measure of profit or loss in accordance with IFRS 8 "Operating Segments", calculated as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled.  We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit and our ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook.  The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.  The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

SOURCE Vermilion Energy Inc.

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For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Kyle Preston, Director Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 27-FEB-17